

Cynthia Wood, CBE · 3rd

Chief Operating Officer at Bee

Metro Jacksonville · 500+ connections · **Contact info**

Bee App

University of North Florida

Experience



COO & Co- Founder
Bee App
Apr 2018 – Present · 2 yrs 8 mos



Founder I CEO
Parker Hulsey
Dec 2011 – 2018 · 7 yrs



Licensed Broker I Account Manager
Harden
2008 – 2011 · 3 yrs
Account Manager



Import Sourcing Coordinator
Interline Brands
2006 – 2008 · 2 yrs

Education



University of North Florida
2004 – 2006



The Bolles School
2000 – 2004

Licenses & certifications



Certified Blockchain Expert
Blockchain Council
Issued Mar 2018 · No Expiration Date
Credential ID 11303939

See credential

Volunteer experience



Supporter & Volunteer
The Leukemia & Lymphoma Society
May 2010 – Present • 10 yrs 7 mos
Health

Mrs. Wood is a strong supporter and volunteer with The Leukemia & Lymphoma Society. Founded in 1949 it is the world's largest voluntary health organization dedicated to funding blood cancer research, education and patient services. When not providing monetary contributions to the charity she devotes her time and support to mission success for its cause.



Solemate
Girls on the Run International
Nov 2019 – Present • 1 yr 1 mo
Children

Girls on the Run is truly a program that changes lives! Young girls are vulnerable to self doubt and riddled with insecurities. They fall victim to believing what others say about them and fail to see how powerful and unique they are. Girls on the run empowers girls and helps them realize that they CAN be whatever they want to be. They learn that what makes them different is also what makes them strong and special. There is nothing like running for a young girl. When they cross the finish line of their 5K, they realize that they did it. They learn that they are strong and exceptional young ladies.

Skills & endorsements

Customer Service · 48

 Endorsed by **2 of Cynthia's colleagues at Bee Mortgage App**

 Endorsed by **11 people who know Customer Service**

Brand Development · 9

Ashley Horn, RPLU, AINS, AAI, AIS and 8 connections have given endorsements for this skill

Social Media Marketing · 21

 Endorsed by **2 of Cynthia's colleagues at Bee Mortgage App**

Show more ⌄